SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         CHANGE IN MAJORITY OF DIRECTORS

                    Information Pursuant to Rule 14f-1 under
                       the Securities Exchange Act of 1934

                         Commission File number: 0-26454
                                   -----------
                                    AVP, INC.
                        (formerly known as Othnet, Inc.)
                        ---------------------------------
             (Exact name of registrant as specified in its charter)

           DELAWARE                                98-0142664
       -----------------                        ---------------
   (State of incorporation)                     (I.R.S. Employer
                                             Identification Number)

                          6100 Center Drive, Suite 900,
                              Los Angeles CA 90045
            --------------------------------------------------------

          (Address of principal executive offices, including Zip Code)

       Registrant's telephone number, including area code: (310) 426-8000

                                  OTHNET, INC.


                         CHANGE IN MAJORITY OF DIRECTORS

                    Information Pursuant to Rule 14f-1 under
                       the Securities Exchange Act of 1934

                                 March 14, 2005



      On February 28, 2005, a wholly owned subsidiary of the registrant, AVP, Inc., formerly known as Othnet, Inc. ("Othnet"), merged into AVP Pro Beach Volleyball Tour, Inc., a Delaware corporation formerly known as Association of Volleyball Professionals, Inc. ("AVP"), pursuant to an Agreement and Plan of Merger dated June 29, 2004, as amended (the "Merger Agreement"). As a result of the merger, AVP became Othnet's wholly owned subsidiary; in exchange for their AVP common stock, AVP's former stockholders received Othnet Series A Convertible Preferred Stock; and Othnet agreed pursuant to the Merger Agreement to add six directors designated by AVP to Othnet's board. A Securities and Exchange Commission rule requires the information contained in this statement to be filed and distributed to stockholders before the designation of directors becomes effective.


                     VOTING SECURITIES AND PRINCIPAL HOLDERS

      On the date of this statement, Othnet's outstanding securities were 22,514,279 shares of Common Stock entitling their holders to cast one vote each; 334,485 shares of Series A Convertible Preferred Stock, entitling their holders to cast 243 votes each; and 147,364 shares of Series B Convertible Preferred Stock, entitling their holders to cast 243 votes each (2,430 votes each, until Othnet's certificate of incorporation is amended to authorize sufficient common stock for conversion of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock).

Security Ownership of Certain Beneficial Owners and Management

      Othnet's management has been informed that, as of the date of this statement, the persons identified in the table below owned beneficially the Othnet amounts of voting securities and percentages of each class reflected in the table. Except as otherwise specified, the named beneficial owner claims sole investment and voting power as to the securities reflected.

                                              Series A Convertible            Series B Convertible
                                               Preferred Stock(*)                Preferred Stock              Common Stock (1)
                                               ------------------                ---------------              ----------------
                                             Number           Percent          Number       Percent        Number          Percent
                                           of  Shares         of Class       of Shares      of Class     of Shares        of Class
Leonard Armato(2)(3)                          73,901             11.71            -0-            -0-     67,460,314          74.98
Bruce Binkow(2)(4)                               -0-               -0-            -0-            -0-     15,450,001          40.70
Andrew Reif(2)(4)                                -0-               -0-            -0-            -0-      7,867,917          25.90
Philip Guarascio(2)(4)                           -0-               -0-            -0-            -0-      1,206,444           5.09
Scott Painter(2)(4)                              -0-               -0-            -0-            -0-      1,206,444           5.09
Jeffrey Wattenberg(2)(5)                         -0-               -0-            -0-            -0-      2,825,000           8.16
All directors and
  executive officers as a
  group, including those
  named above (6 persons)                     73,901             11.71            -0-            -0-     95,191,127          80.87

Anschutz Entertainment Group, Inc.(6)
1100 South Flower Street, Suite 300
Los Angeles CA 90015                             -0-               -0-            -0-            -0-     11,292,696          33.40

BBVA(7)
Castellana, 81
Planta 22
Madrid, Spain 28046                              -0-               -0-         29,480          20.00      8,954,550          28.46

Crestview Capital Master LLC (8)
95 Revere Dr.
Suite A
Northbrook IL 60062                              -0-               -0-         29,472          20.00      8,952,120          28.45

Highbridge Int'l LLC(8)
Highbridge Capital Mgmt, LLC
9 West 57th St
27th Fl
New York NY 10019                                -0-               -0-         29,472          20.00      8,952,120          28.45

National Broadcasting Company, Inc.
30 Rockefeller Plaza
New York NY 10112                             26,280              7.86            -0-            -0-      6,386,040           22.1

National Sports Partners
c/o Fox Sports Net
10201 W. Pico Blvd
Bldg. 101, Suite 5420
Los Angeles CA 90035                          69,078             20.65            -0-            -0-     16,785,954           42.7

* To be converted automatically into Common Stock upon authorization of sufficient shares.

(1) Includes shares issuable upon conversion of Series A Convertible Preferred Stock and Series B Convertible reflected in the table opposite the identified person, as well as exercise of currently exercisable stock options or warrants to acquire shares, as set forth in the succeeding notes. In accordance with SEC rules, each owner's percentage is computed assuming conversion or exercise of only that person's convertible securities, options, or warrants.

(2) Address is c/o AVP Pro Beach Volleyball Tour, Inc., 6100 Center Drive, Suite 900, Los Angeles CA 90045.

(3) Common Stock includes 49,540,720 shares issuable upon exercise of currently exercisable stock options.

(4) All shares of Common Stock are issuable upon exercise of currently exercisable stock options and warrants.

(5) Common Stock includes 2,000,000 shares issuable upon exercise of currently exercisable stock options. Excludes unallocated shares underlying a warrant to be granted to Mr. Wattenberg from among 15,588,186 shares reserved for grant of such warrants.

(6) All shares of Common Stock are issuable upon conversion of a convertible note.

(7) Common Stock includes 1,790,910 shares issuable upon exercise of a currently exercisable warrant.

(8) Common Stock includes 1,790,424 shares issuable upon exercise of a currently exercisable warrant.


Changes in Control

      After giving effect to the merger and concurrent consummation of a private offering of Series B Convertible Preferred Stock, AVP's former stockholders (including holders of warrants and stock options) beneficially own 61.19% of all Othnet voting securities beneficially owned by all Othnet stockholders.

                        DIRECTORS AND EXECUTIVE OFFICERS

Identification of Directors and Executive Officers

      Before the merger, Jeffrey Wattenberg, age 49, had been president, secretary, and director of Othnet since May 2002. For the last five years, he has been a private investor and has served as an independent consultant to various entities seeking to raise venture capital. Upon consummation of the merger, pursuant to the Merger Agreement, he resigned his offices; increased the number of directors to seven; elected each of the individuals identified below as additional directors, effective following filing and distribution of this statement; elected a designee of National Sports Partners, an affiliate of The News Corporation Limited ("Fox"), as director, subject to Fox final approval; and elected as executive officers those individuals identified below as such.

      Leonard Armato, age 52, Chief Executive Officer and Tour Commissioner, has been Chairman, Chief Executive Officer, Tour Commissioner and a director of AVP since 2001. Previously, Mr. Armato was Chief Executive of Management Plus Enterprises, Inc., a sports representation and marketing firm owned by Mr. Armato. Mr. Armato founded Management Plus Enterprises ("MPE") in 1988. Upon effectiveness of election of the additional directors, Mr. Armato will serve as Chairman.

      Andrew Reif, age 39, Chief Operating Officer, has been Chief Operating Officer of AVP since 2001. Mr. Reif was Co-President of Baldwin/Cohen Productions, a motion picture and television programming production company overseeing the development and production of motion pictures and television productions, from 1999 to 2000. From 1995 to 1999, Mr. Reif was a Vice President at International Creative Management, a talent agency.

      Bruce Binkow, age 48, Chief Marketing Officer, has been Chief Marketing Officer and a director of AVP since 2001. From 1996, Mr. Binkow worked as executive vice president at Management Plus Enterprises, Inc., a sports representation and marketing firm owned by Mr. Armato. Previously, Mr. Binkow was an Executive Vice President of Marketing at Playboy Enterprises, Inc. from 1987 to 1991.

      Philip Guarascio, age 63, has been an AVP director since May 2002. He has been an consultant for the National Football League since October 2000 and has been a consultant for the William Morris Agency, a talent agency, since October 2001. In 2000, he retired as the Vice President of Marketing and Advertising for General Motors' North American operations.

      Scott Painter, age 37, has been an AVP director of AVP since May 2002. He was a founder and former Chief Executive Officer of CarsDirect.com, an online car dealership, from October 1998 to November 1999. Before then, Mr. Painter was a Vice President and Director of Marketing of 1-800-DENTIST, a dentist referral service, from 1995 to 1997, and Vice President of Marketing and Corporate Development of 1-800-CAR-SEARCH, a new and used vehicle location and pricing service, from 1992 to 1993.

      The additional directors, other than the Fox designee, have agreed, for two years after the merger closing, to use their best efforts to nominate Mr. Wattenberg as a director candidate, and Mr. Armato has agreed to vote his shares for Mr. Wattenberg's election. AVP agreed, in the Merger Agreement, to permit Corwin Corpuz to be an observer at board meetings for as long as Mr. Wattenberg is elected a director. Pursuant to an agreement between AVP and Fox, Fox is entitled to designate a director, as long as Fox is stockholder of Othnet and either a programming distributor or holder of at least 4% of Othnet's outstanding voting securities.

      Before the merger, Othnet's board of directors consisted of one member. Because election of the expanded board of directors has not become effective, it has not yet met or appointed an audit committee and accordingly has not yet determined whether an audit committee financial expert will serve on the audit committee.

Certain Relationships and Related Transactions

      MPE, wholly owned by Leonard Amato, Chief Executive Officer and Tour Commissioner, and Othnet director-elect, entered an agreement with AVP in 2001 pursuant to which AVP engaged MPE to secure sponsorship agreements in return for a commission. The agreement remained in place through December 31, 2002, and MPE was projected to earn approximately $1.6 million in commissions through 2005 based on the sponsorships secured by MPE during the term of the agreement. In 2003, MPE assigned the agreement to MPE LLC, which AVP then acquired for a $1.4 million principal amount convertible promissory note, of which $950,000 has been paid, including $250,000 paid from the proceeds of the Series B Preferred Stock, and the remaining balance will be paid one year from the offering closing date.

      AVP retained Scott Painter, an AVP director and Othnet director-elect, as a financial advisor regarding AVP's operations and fund-raising efforts. For his services, Mr. Painter received $150,000 in cash and will receive a warrant to purchase 5,272,132 shares of Othnet Common Stock described under Executive Compensation.

      At the closing, AVP agreed to engage a business concern of which director and former sole officer Mr. Wattenberg is a principal as a consultant for one year for a $240,000 annual fee.

      NBC distributes AVP programming on broadcast television, and Fox distributes AVP programming on cable television. NBC and Fox own Othnet Series A Preferred Stock convertible into 22.%1 and 42.7%, respectively, of the Othnet Common Stock that would be outstanding following such conversion (assuming conversion of only their Series A shares), which Othnet has agreed to register for resale at the same that Othnet registers the Common Stock underlying the Series B Convertible Preferred Stock for resale.

Compliance with Section 16(a) of the Exchange Act.

      Not applicable.

Board Committees; Meetings; Communications

      Before the merger, Othnet's board of directors consisted of one member. Because election of the expanded board of directors has not become effective, it has not yet met or determined whether to appoint any audit, nominating, or compensation committee; what process, if any, for stockholders to send communications to the board; or a policy regarding board members' attendance at annual meetings.

Executive Compensation

      Pursuant to the Merger Agreement, AVP entered into employment agreements with Messrs. Leonard Armato, AVP's CEO and Chairman and a director; Bruce Binkow, Chief Marketing Officer and a director; and Andrew Reif, Chief Operating

Officer and a director. Each holds the same offices with Othnet. Mr. Armato's at-will employment agreement provides for an annual salary of $350,000; an annual bonus in the range of fifty percent (50%) of annual salary (based on certain to-be-determined milestones); health and disability insurance; a $1,000,000 term life insurance policy; and a monthly car allowance in the amount of $1,000.00. In the event that Mr. Armato's employment is terminated other than for good cause, he will receive a payment of one year's base salary. Messrs. Binkow's and Reif's employment agreements are of substantially the same form as Mr. Armato's, except that the salaries are $250,000 and $240,000, respectively. In addition, Messrs. Armato, Reif, and Binkow will receive five-year common stock purchase warrants to purchase a total of 10,779,230 shares of Othnet Common Stock, at a price of $0.31 per share, and participate in a profit sharing pool equal to 10% of the Company's EBITDA.


                                    SIGNATURE

      In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            AVP, INC.


                                            By: /s/ Andrew Reif
                                            ------------------------------
                                            Name:  Andrew Reif
                                            Title: Chief Operating Officer

Dated: March 14, 2005